UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of report: August 12, 2022

Commission file number 1-33198

ALTERA INFRASTRUCTURE L.P.

(Exact name of Registrant as specified in its Charter)

Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐      No ☒

The Restructuring Support Agreement

On August 12, 2022, Altera Infrastructure L.P. (“Altera” or the “Company”) and certain of its direct and indirect subsidiaries (collectively, the “Company Parties”) agreed to key commercial terms for a comprehensive financial restructuring of the Company and entered into a restructuring support agreement (the “Restructuring Support Agreement”) with: (i) certain of the secured bank lenders (the “Consenting Lenders”) of the various Company Parties; and (ii) Brookfield Business Partners L.P. and certain of its affiliates (collectively, “Brookfield”) constituting creditors and equityholders of multiple Company Parties, including with respect to: (a) that certain credit agreement, dated January 14, 2022 (the “IntermediateCo RCF”), among Altera Infrastructure Holdings L.L.C. (“IntermediateCo”), as borrower, certain lenders from time to time party thereto, and U.S. Bank National Association, as administrative agent; (b) 100% of the outstanding aggregate principal amount of the 11.50% Senior Secured PIK Notes due 2026 (the “PIK Notes”); (c) 98.7% of the outstanding common equity of Altera; and (d) that certain superpriority senior secured debtor-in-possession credit agreement (the “DIP Facility”), by and among IntermediateCo, as borrower, the Company, as a guarantor, certain lenders party thereto from time to time (collectively, the “DIP Lenders”), U.S. Bank Trust Company, National Association, as administrative agent, and U.S. Bank Trust Company, National Association, as collateral agent. The Consenting Lenders, Brookfield and other such parties to the Restructuring Support Agreement collectively comprise the “Consenting Parties.”

Under the Restructuring Support Agreement, the Consenting Parties have agreed, subject to certain terms and conditions, to support a financial restructuring (the “Restructuring”) of the existing debt of, existing equity interests in, and certain other obligations of the Company Parties, which will be based on the restructuring term sheet attached to and incorporated into the Restructuring Support Agreement (the “Restructuring Term Sheet” and, the transactions described in, and in accordance with the Restructuring Support Agreement and the Restructuring Term Sheet, the “Restructuring Transactions”). The Restructuring Transactions will include, among other things, the following:

•	the Company Parties effecting the Restructuring pursuant to a plan of reorganization (the “Plan”) under proceedings (the “Chapter 11 Cases”) pursuant to chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”);

•	the Company Parties entering into the DIP Facility in an aggregate amount of $70 million;

•	the Company Parties entering into amended and restated bank facilities (the “New Bank Facilities”), subject to certain common rights, obligations and other terms that will apply to the Company Parties and the applicable Consenting Lenders and set forth in an additional term sheet attached to the Restructuring Term Sheet;

•	the Company Parties entering into a new money term loan facility in the amount of $183 million (the “New Money Knarr Facility”) upon the Company’s emergence from Chapter 11, subject to certain terms set forth in an additional term sheet pertaining to the New Money Knarr Facility and attached to the Restructuring Term Sheet;

•	the cancellation of the existing equity interests of the Company, including the outstanding 7.25% Series A Cumulative Redeemable Preferred Units, the 8.50% Series B Cumulative Redeemable Preferred Units and the 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, the Class A common units and the Class B common units, and the issuance of a new class of common equity interests (the “New Common Equity”) in reorganized Altera and reorganized Altera Infrastructure GP L.L.C.;

•	the issuance of five-year warrants (the “New Warrants”) exercisable for 7.6% of the New Common Equity (subject to dilution on account of a post-emergence management incentive plan (the “Management Incentive Plan”); and

•	the option to conduct a new money rights offering (the “Rights Offering”) pursuant to which the Company may issue New Common Equity for cash and use the proceeds to repay amounts under the DIP Facility and the IntermediateCo RCF, with any excess proceeds to be used in a manner acceptable to the Company Parties, Brookfield and certain Consenting Lenders.

In accordance with the Restructuring Support Agreement, the Consenting Parties agreed, among other things, to: (i) support the Restructuring Transactions, as contemplated by, and within the timeframes outlined in, the Restructuring Support Agreement and the definitive documents governing the Restructuring; (ii) not take any action, directly or indirectly, that is reasonably likely to interfere with acceptance, implementation, or consummation of the Restructuring, including the furtherance of alternative restructuring proposals; (iii) vote their respective claims and interests to accept the Plan as described in the Restructuring Support Agreement; and (iv) not transfer their claims and interests except with respect to limited and customary exceptions, including requiring any transferee to either already be bound or become bound by the terms of the Restructuring Support Agreement.

In accordance with the Restructuring Support Agreement, the Company Parties agreed, among other things, to: (i) support and take all steps reasonably necessary and desirable to consummate the Restructuring Transactions in accordance with the Restructuring Support Agreement; (ii) use reasonable efforts to obtain any and all required regulatory and/or third-party approvals for the Restructuring Transactions; (iii) act in good faith and use reasonable efforts to negotiate, execute and deliver definitive documentation to effectuate and consummate the Restructuring Transactions as contemplated by the Restructuring Support Agreement; (iv) use commercially reasonable efforts to operate their business in the ordinary course of business, taking into account the Restructuring Transactions; (v) use reasonable efforts to seek additional support for the Restructuring Transactions from other material stakeholders of the Company; and (vi) not, directly or indirectly, object to, delay, impede, or take any other action to interfere with acceptance, implementation, or consummation of the Restructuring Transactions.

The Restructuring Support Agreement also provides for certain conditions to the obligations of the parties as well as for termination rights upon the occurrence of certain events, including: (i) with respect to the Consenting Parties, upon the occurrence of certain customary events, including the failure of the Company Parties to support the Restructuring or acceptance of an alternative restructuring proposal; (ii) with respect to Brookfield, upon the termination of the Restructuring Support Agreement by a certain percentage of Consenting Lenders; and (iii) with respect to each Consenting Lender, as to itself only, upon the failure of the Company Parties to meet certain milestones toward consummation of the Restructuring, including the Restructuring Transactions. In particular, the Restructuring Support Agreement provides that, unless waived or extended by certain Consenting Parties to the Restructuring Support Agreement, the Company Parties, as debtors in the Chapter 11 Cases, will have consummated the Plan on the earlier of the maturity date of the DIP or within 150 days following the filing of the petitions to commence the Chapter 11 Cases (the “Petition Date”).

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Restructuring Support Agreement, a copy of which is filed herewith as Exhibit 10.1 and is incorporated herein by reference. All capitalized terms used but not defined under this heading “Restructuring Support Agreement” shall have the meanings given to them in the Restructuring Support Agreement.

Chapter 11 Filing

Pursuant to the Restructuring Support Agreement, on the Petition Date, the Company Parties filed the Chapter 11 Cases under the Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”).

The Company Parties continue to operate their businesses and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. To ensure the Company Parties’ ability to continue operating in the ordinary course of business and minimize the effect of the Restructuring on the Company Parties’ customers and employees, the Company Parties filed with the Bankruptcy Court motions seeking a variety of “first-day” relief, including authority to pay employee wages and benefits, and pay vendors and suppliers for goods and services provided both before and after the filing date.

DIP Facility

On August 13, 2022, IntermediateCo entered into the DIP Facility, pursuant to which, and subject to satisfaction of certain customary conditions, including the approval of the Bankruptcy Court, the DIP Lenders have agreed to provide IntermediateCo with a senior secured superpriority debtor-in-possession term loan credit facility in a principal amount of new money equal to $50,000,000 (before giving effect to the attendant commitment fee) plus the roll-up of $20,000,000 in loans under the IntermediateCo RCF. The proceeds of the DIP Facility will primarily be used to fund the Company Parties’ working capital needs as debtors in the Chapter 11 Cases and to pay certain enumerated professional fees and expenses pursuant to the Chapter 11 Cases.

Defaults Resulting from Commencement of Chapter 11 Cases

The commencement of the Chapter 11 Cases constitutes an event of default under certain of the Company Parties’ debt instruments, including the following (the “Debt Instruments”):

•	The $850,000,000 senior secured credit facility originally dated February 24, 2014 between, among others, Knarr L.L.C. as borrower and Crédit Agricole Corporate and Investment Bank as facility agent;

•	the $230,000,000 senior secured credit facility originally dated November 24, 2015 between, among others, Gina Krog Offshore Pte Ltd. as borrower and ING Bank N.V., Singapore Branch as facility agent;

•	the $26,500,000 senior secured credit facility originally dated August 28, 2019 between, among others, Clipper L.L.C. as borrower and DNB Bank ASA, New York Branch as agent;

•	the $75,000,000 senior secured credit facility originally dated February 25, 2021 between, among others, Petrojarl I L.L.C. as borrower and DNB Bank ASA, New York Branch, as facility agent;

•	the $112,500,000 senior secured credit facility originally dated September 15, 2017 between, among others, Arendal Spirit L.L.C. as borrower and Citibank Europe plc, UK Branch as agent;

•	the $45,272,000 senior secured credit facility originally dated July 17, 2015 between, among others, ALP Keeper B.V. as borrower and Citibank Japan Ltd. as facility agent;

•	the $48,224,000 senior secured credit facility originally dated July 17, 2015 between, among others, ALP Striker B.V. as borrower and Citibank Japan Ltd. as facility agent;

•	the $45,384,000 senior secured credit facility originally dated July 17, 2015 between, among others, ALP Sweeper B.V. as borrower and Citibank Japan Ltd. as facility agent;

•	the $45,904,000 senior secured credit facility originally dated July 17, 2015 between, among others, ALP Defender B.V. as borrower and Citibank Japan Ltd. as facility agent;

•	the $150,000,000 senior secured credit facility originally dated February 6, 2015, between, among others, ALP Forward B.V., ALP Ace B.V., ALP Centre B.V., ALP Guard B.V., ALP Winger B.V., and ALP Ippon B.V. as borrowers and Credit Suisse AG as agent;

•	the indenture governing the Senior Notes, dated July 2, 2018, by and among Altera, Altera Infrastructure Finance Corp., as co-issuers, and The Bank of New York Mellon, as trustee;

•	the PIK Notes; and

•	the IntermediateCo RCF.

The Debt Instruments provide that as a result of the Chapter 11 Cases, the principal and interest due thereunder shall be immediately due and payable. The Company Parties believe that any efforts to enforce the financial obligations under the Debt Instruments are stayed as a result of the filing of the Chapter 11 Cases in the Bankruptcy Court.

Amendment to Limited Partnership Agreement

On August 12, 2022, and prior to the commencement of the Chapter 11 Cases, the Company amended (the “Amendment”) its Limited Partnership Agreement (the “LPA”). Pursuant to the LPA Amendment, the Company and Altera Infrastructure GP L.L.C., the Company’s general partner (the “General Partner”), agreed that the occurrence of any one or more of the events of withdrawal (including filing a case under Chapter 11 of the Bankruptcy Code), as set forth in Section 35(1)(d) and Section 35(1)(e) of the Marshall Islands Limited Partnership Act, shall not cause the General Partner to cease being the general partner of the partnership.

The descriptions in this Form 6-K of the LPA Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of the LPA Amendment attached as Exhibit 3.1 hereto.

Press Release

A copy of the press release dated August 15, 2022 issued by the Company announcing the filing of Chapter 11 Cases is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additional information regarding the Restructuring is available at https://alterainfra.com/. Court filings and information about the claims process are available at https://cases.stretto.com/Altera, by calling the Company’s claims agent, (855) 300-3407, toll-free at (949) 266-0151 or sending an email to AlteraInquiries@stretto.com.

Cleansing Materials

From time to time since August 4, 2022, the Company has been engaged in discussions with certain holders of, or investment managers for funds holding the Senior Notes with respect to potential deleveraging or restructuring transactions, including the Restructuring Transactions. The Company entered into confidentiality agreements (the “NDAs”) with such parties (the “NDA Parties”) in connection therewith.

Pursuant to the terms of the NDAs, the Company agreed to publicly disclose certain confidential information regarding the Company provided to the NDA Parties pursuant to the NDAs (the “Cleansing Materials”) upon the occurrence of certain events.  The parties exchanged several communications but an agreement was not reached by August 12.  On August 12, Altera’s last offer was for 6% of the equity in reorganized Altera, subject to agreement on governance and other terms.  The NDA Parties countered with an offer for 25% of the equity in reorganized Altera, subject to agreement on minority protections and other customary terms. The parties are continuing negotiation discussions.  Attached as Exhibit 99.2 hereto are forms of the latest bona fide term sheets exchanged by the parties.

The Cleansing Materials contain discussion materials related to the general economic conditions on the financial condition and results of operations of the Company Parties, including certain financial projections. The Cleansing Materials are based solely on information available to the Company Parties as of the date of the Cleansing Materials and, therefore, the projections included therein may differ from actual results and such differences may be material. Any financial projections or forecasts included in the Cleansing Materials were not prepared with a view toward public disclosure or compliance with the published guidelines of the U.S. Securities and Exchange Commission. The projections do not purport to present the financial condition of the Company Parties in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board or any other accounting standards. The Company Parties’ independent accountants have not examined, compiled or otherwise applied procedures to the projections and, accordingly, do not express an opinion or any other form of assurance with respect to the projections. The inclusion of the projections herein should not be regarded as an indication that the Company Parties or their representatives consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such.

The descriptions in this Form 6-K of the Cleansing Materials do not purport to be complete and are qualified in their entirety by reference to the complete presentation of the Cleansing Materials attached as Exhibit 99.2 hereto.

Cautionary Statement Concerning Forward-Looking Statements

This report on Form 6-K contains “forward-looking statements” related to future events. Forward-looking statements contain words such as “expect,” “anticipate,” “could,” “should,” “intend,” “plan,” “believe,” “seek,” “see,” “may,” “will,” “would,” or “target.” Forward-looking statements are based on management’s current expectations, beliefs, assumptions and estimates and may include, for example, statements regarding the Restructuring and the Restructuring Transactions contemplated thereby, the Chapter 11 Cases, the DIP Facility, the issuance of the New Common Equity or the New Warrants, the commencement of or effectuation of the Rights Offering or the Management Incentive Plan, the ability of the Company Parties to complete the Restructuring and the Restructuring Transactions contemplated thereby, its ability to continue operating in the ordinary course in during the Chapter 11 Cases. These statements are subject to significant risks, uncertainties, and assumptions that are difficult to predict and could cause actual results to differ materially and adversely from those expressed or implied in the forward-looking statements, including risks and uncertainties regarding the Company’s ability to successfully complete a Restructuring pursuant to the Chapter 11 Cases, including, among other things: consummation of the Restructuring, including the Restructuring Transactions contemplated thereby; potential adverse effects of the Chapter 11 Cases on the Company Parties’ liquidity and results of operations; the Company Parties’ ability to obtain timely approval by the Bankruptcy Court with respect to the motions filed in the Chapter 11 Cases; objections to the Company Parties’ recapitalization process, DIP Facility, or other pleadings filed that could protract the Chapter 11 Cases; employee attrition and the Company Parties’ ability to retain senior management and other key personnel due to the distractions and uncertainties associated with the Restructuring; the Company Parties’ ability to comply with the restrictions imposed by the terms and conditions of the DIP Facility and other financing arrangements; the Company Parties’ ability to maintain relationships with suppliers, customers, employees and other third parties and regulatory authorities as a result of the Chapter 11 Cases; the effects of the Chapter 11 Cases on the Company Parties and on the interests of various constituents, including the Company Parties’ equityholders; the Bankruptcy Court’s rulings in the Chapter 11 Cases, including the approvals of the terms and conditions of the Restructuring and the Restructuring Transactions contemplated thereby, including the DIP Facility, and the outcome of the Chapter 11 Cases generally; the length of time that the Company Parties will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the Chapter 11 Cases; risks associated with third party motions in the Chapter 11 Cases, which may interfere with the Company Parties’ ability to consummate the Restructuring or an alternative restructuring; increased administrative and legal costs related to the Chapter 11 process; and other litigation and inherent risks involved in a bankruptcy process. Forward-looking statements are also subject to the risk factors and cautionary language described from time to time in the reports the Company files with the U.S. Securities and Exchange Commission, including those in the Company’s most recent Annual Report on Form 20-F. These risks and uncertainties may cause actual future results to be materially different than those expressed in such forward-looking statements. Altera has no obligation to update or revise these forward-looking statements and does not undertake to do so.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
3.1	Amendment to Limited Partnership Agreement of the Company, dated August 12, 2022.
10.1*	Restructuring Support Agreement, dated as of August 12, 2022, by and among the Company Parties and the Consenting Parties.
99.1	Press release, dated as of August 15, 2022.
99.2	Cleansing Materials.

* Information in this exhibit (indicated by asterisks) is confidential and has been omitted pursuant to Item 601(b)(10) of Regulation S-K. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality analyses to the Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2022

ALTERA COMMUNICATIONS CORPORATION

By:	/s/ Mark Mitchell
Name: Mark Mitchell
Title: Company Secretary